Exhibit 99.1

JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES REGARDING ANNUAL MEETINGS IN 2023

TORONTO, Dec. 8, 2022 /CNW/ - This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank Group, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us continues to monitor the ongoing COVID-19 pandemic and the directives and recommendations from public health and government authorities. In the last few years, we have been taking a series of proactive precautionary measures to help protect the health and well-being of our employees, clients and communities. This degree of care and concern extends to all of our shareholders and policyholders. Although the COVID-19 situation has improved since the 2022 annual meeting cycle, we have been carefully considering alternatives for our respective meetings in light of the continued and unpredictable nature of COVID-19, and potential protocols recommended by public health authorities and organizations.

As a result, we have once again jointly obtained a court order that enables our 2023 annual meetings to be held, as electronic-only or as hybrid meetings, as determined by each financial institution. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. In March 2020, December 2020 and December 2021, we jointly obtained a similar court order. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these are prudent and precautionary measures that balance public health and well-being with the ability of shareholders and policyholders to attend and exercise their rights. Each institution is committed to presenting their respective meeting in a manner that supports constructive shareholder engagement.

The specific arrangements for each annual meeting will be announced separately, by each financial institution, prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal BMO Life Assurance Company Media Relations Jeff Roman (416) 867-3996 jeff.roman@bmo.com Investor Relations Bill Anderson (416) 867-7834 bill2.anderson@bmo.com	The Bank of Nova Scotia Media Relations Clancy Zeifman (416) 520-3906 clancy.zeifman@scotiabank.com Investor Relations Sophia Saeed (647) 973-6961 sophia.saeed@scotiabank.com
Canadian Imperial Bank of Commerce Media Relations Tom Wallis (416) 980-4048 tom.wallis@cibc.com	Canadian Western Bank Investor Relations Chris Williams (780) 508-8229 chris.williams@cwbank.com
Laurentian Bank of Canada Media Relations Merick Seguin (514) 451-3201 merick.seguin@lbcfg.ca Investor Relations Andrew Chornenky (416) 846-4845 andrew.chornenky@lbcfg.ca

National Bank of Canada

Media Relations

Marie-Pierre Jodoin

(514) 394-4209

mariepierre.jodoin@nbc.ca

Investor Relations

Marianne Ratté

1-866-517-5455

investorrelations@nbc.ca / relationsinvestisseurs@bnc.ca

Royal Bank of Canada RBC Life Insurance Company Media Relations Gillian McArdle (416) 842-4231 gillian.mcardle@rbc.com Investor Relations Asim Imran (416) 955-7804 asim.imran@rbc.com	The Toronto-Dominion Bank Media Relations Elizabeth Goldenshtein (647) 625-3124 elizabeth.goldenshtein@td.com Investor Relations Brooke Hales (416) 307-8647 brooke.hales@td.com

Great-West Lifeco Inc.

The Canada Life Assurance Company

Media Relations

Liz Kulyk

(204) 391-8515

media.relations@canadalife.com

Investor Relations

Deirdre Neary

(647) 328-2134

deirdre.neary@canadalife.com

Manulife Financial Corporation

The Manufacturers Life Insurance Company

Media Relations

Cheryl Holmes

(416) 557-0945

cheryl_holmes@manulife.com

Investor Relations

Hung Ko

(416) 806-9921

hung_ko@manulife.com

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

Media Relations

Rajani Kamath

(416) 979-6070

rajani.kamath@sunlife.com

Investor Relations

Yaniv Bitton

(416) 979-6496

yaniv.bitton@sunlife.com

SOURCE Canadian Banks and Life Insurance Companies

View original content: http://www.newswire.ca/en/releases/archive/December2022/08/c1067.html

CO: Canadian Banks and Life Insurance Companies

CNW 13:15e 08-DEC-22